EXHIBIT 99.4


[NAM TAI PRESS RELEASE LETTERHEAD]

                            NAM TAI ELECTRONICS, INC.
       TCL Corporation Announces Further Details of Proposed A-shares IPO on the Shenzhen Stock Exchange

VANCOUVER, CANADA -- January 12, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA; Frankfurt Stock Exchange Symbol 884852) today announced further details of the proposed A-shares IPO of the leading PRC consumer electronics maker, TCL Corporation, on the Shenzhen Stock Exchange. TCL Corporation offered 590 million new shares at an issue price of approximately $0.52 (4.26 yuan) per share on January 7, 2004. TCL Corporation intends to raise about $304.6 million from the IPO and its shares are expected to commence trading on the Shenzhen Stock Exchange after January 25, 2004. The exact date of the commencement of trading of shares of TCL Corporation has not been fixed and Nam Tai will issue further announcement at appropriate time.

Nam Tai acquired its 6% equity interest in TCL Corporation in January 2002 for a consideration of $12 million, which will be equivalent to 3.69% equity interest and represent 95.52 million promoter's shares of TCL Corporation after the IPO. Based on an issue price of approximately $0.52 (4.26 yuan) per share of TCL Corporation in the public offering, the value of Nam Tai's 95.52 million promoter's shares is estimated to be approximately $49.67 million before listing and trading of shares of TCL Corporation and Nam Tai will have an investment surplus of about $37.67 million. Nam Tai can have a better assessment of the market value of Nam Tai's promoter's shares after the trading of shares of TCL Corporation commences.

According to Article 147 of The Company Law of The People's Republic of China, Nam Tai, however, is restricted to transfer its promoter's shares within three years from the date of the establishment of TCL Corporation, which was established in April 2002. Pursuant to FAS 115 (Accounting for Certain Investments in Debt and Equity Securities) of Statements of Financial Accounting Standards and APB 18 (The Equity Method of Accounting for Investments in Common Stock) of Accounting Principles Board Opinions, Nam Tai therefore cannot record the investment surplus of $37.67 million in the meantime or any investment surplus by reference to the market value of the shares of TCL Corporation after the trading of shares of TCL Corporation commences, as an unrealized gain.

Although the investment surplus from TCL Corporation cannot be recognized as an investment gain in the meantime, it will not create any impact on Nam Tai's cash flow position or affect its expansion plans, such as Nam Tai's $40 million factory expansion plan in 2004.

Nam Tai is confident with the continued growth of TCL Corporation and sees it as a long term investment. In October 2003, TCL Corporation declared a cash dividend of $27.04 million and Nam Tai is entitled to receive its cash dividend of approximately $1.69 million. With successful IPO of TCL Corporation, Nam Tai will continue to enjoy any cash dividend declared by TCL Corporation in each


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year and Mr. M. K. Koo, CFO of Nam Tai, remains as a non-executive director on the Board of TCL Corporation. To enable investors to appraise the value of Nam Tai's investment in TCL Corporation, Nam Tai will regularly announce the closing share price information of TCL Corporation in each quarter as a foot note in its every quarterly results announcement.

Other investors of TCL Corporation include Philips Electronics China B.V., Gold Peak Industries, Toshiba, and Sumitomo. Nam Tai believes that the investment in TCL Corporation not only strengthens its relationship with TCL Corporation, it can also build stronger relationships with those investors of TCL Corporation. Nam Tai believes it may leverage on these relationships to develop further business relationships with these partners and will explore any possible business opportunities thereof.

"We are very excited with the IPO of TCL Corporation, which definitely is the first great present for Nam Tai and its investors in the early 2004. We are confident in TCL Corporation's prospects and believe it will create a prosperous future together with its investors," said Mr. Tadao Murakami, "Nam Tai also holds approximately 3% interest in TCL Mobile, a subsidiary of TCL Corporation. TCL Mobile is Asia's fastest growing technology company, which is also the major profit contributor to TCL Corporation. We are looking forward for another investment gain from TCL Mobile. Actually, we had received a proceed of approximately $10.45 million in disposing of 1.5% interest in TCL Mobile in 2002 and we have issued a $1.0 per share special dividend to our shareholders to share the investment gain with our shareholders."

Since Nam Tai has not yet realized its investment in TCL Corporation, Nam Tai will not declare the payment of any special dividend this time. After Nam Tai realises its investment in TCL Corporation or any part thereof, Nam Tai will closely monitor its cash position and development plans of the Company to decide the appropriate dividend paid to its shareholders.

About TCL Corporation
---------------------

TCL Corporation is a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, cellular phones and other consumer electronic products. TCL Corporation is the No. 1 television manufacturer in PRC and is the No.5 household computer manufacturer in PRC. In addition, TCL Corporation is the No.1 domestic cellular phone manufacturer in PRC, which is ranked as China's No.1 domestic brand and third overall behind Nokia and Motorola in the PRC's cellular phone market.

About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.


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Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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